Exhibit 99.1

Non-executive Director Roberto Cingolani resigns in light of his new responsibilities as Minister of the new Italian Government

Maranello (Italy), 16 February 2021 - Ferrari N.V. (NYSE/MTA: RACE) (the "Company") announces that Mr. Roberto Cingolani communicated to the Company his resignation from his role as Company’s non-executive Director and member of the Governance and Sustainability Committee of the Board of Directors with effect from 13 February 2021 when he was appointed Minister of the new Italian Government.

Commenting on Mr. Cingolani’s resignation, Mr. John Elkann, Executive Chairman and Chief Executive Officer, said: “I would like to express our sincere thanks to Roberto for his dedicated contribution as member of our Board of Directors and as member of our Governance and Sustainability Committee and to make him our best wishes for his new appointment.”

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com

www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone inferiore no. 4,
I -41053 Maranello, (MO) Italy
Registration in the Dutch commercial register:
64060977